SHELTON M. VAUGHAN
DIRECT DIAL: 713.402.3906
PERSONAL FAX: 713.583.9179
E-MAIL: SMVaughan@duanemorris.com

www.duanemorris.com

June 13, 2011

VIA EDGAR

Mr. Brad Skinner
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
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Re:	Diamond Offshore Drilling, Inc. Form 10-K for the fiscal year ended December 31, 2010 File No. 001-13926
Dear Mr. Skinner:
     On behalf of Diamond Offshore Drilling, Inc. (the “Company”), accompanying this letter is the Company’s memorandum of response to the comment letter, dated June 3, 2011, from the staff of the Division of Corporation Finance to the Company.
     If you have any questions or comments concerning this matter, please contact me.

Very truly yours,
/s/ Shelton M. Vaughan
Shelton M. Vaughan

smv
Attachments
cc:            William C. Long, Esq.
                              Senior Vice President, General Counsel and Secretary
                              Diamond Offshore Drilling, Inc.

Duane Morris llp
1330 POST OAK BOULEVARD, SUITE 800 HOUSTON, TX 77056-3166	PHONE: 713.402.3900 FAX: 713.402.3901

DIAMOND OFFSHORE DRILLING, INC.
(the “Company”)

Memorandum of Response
to
Comments of the Securities and Exchange Commission
regarding
the Company’s
Form 10-K for the fiscal year ended December 31, 2010
Filed February 25, 2011
(File No. 001-13926)
June 13, 2011

General
     This memorandum sets forth the responses of Diamond Offshore Drilling, Inc., a Delaware corporation, to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by the letter (the “Comment Letter”) dated June 3, 2011 concerning our Form 10-K for the fiscal year ended December 31, 2010 (File No. 001-13926) (the “2010 Form 10-K” or the “Report”).
     The numbers of the responses in this memorandum correspond to the numbers of the Staff’s comments as set forth in the Comment Letter. References in the text of the responses herein to captions and page numbers are to the captions and page numbers in the Report. References to “we,” “us” or “our” mean the Company and our consolidated subsidiaries, unless the context requires otherwise. Capitalized terms used in this memorandum and not otherwise defined herein have the meanings given to them in the Report.

Response to Staff Comments
Form 10-K for the fiscal year ended December 31, 2010
Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
Critical Accounting Estimates, page 26
1.	We have reviewed your response to prior comment one. Please clarify your disclosure to address how you utilize your sensitivity analysis.

Response: In response to the Staff’s comment, we propose to revise the disclosure in the third paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Critical Accounting Estimates — Property, Plant and Equipment” prospectively, in our Form 10-K for the fiscal year ending December 31, 2011, or as may be required in our quarterly reports on Form 10-Q, substantially as set forth below (the new or modified language is underlined for ease of reference).
     Based on these assumptions and estimates, we develop a matrix using several different utilization/dayrate scenarios, to each of which we have assigned a probability of occurrence. The sum of our utilization scenarios (which include active, warm stacked and cold stacked) and probability of occurrence scenarios both equal 100% in the aggregate. Further, to test sensitivity, we consider the impact of a 5% reduction in assumed dayrates for the cold-stacked rigs (holding all other assumptions and estimates in the model constant). We would not necessarily record an impairment if the sensitivity analysis indicated potential cash flows would be insufficient to recover our carrying value. We would assess other qualitative factors including industry, regulatory and other relevant conditions to determine whether an impairment or further disclosure is warranted.
2.	We have reviewed your response to prior comment four. Please tell us if you have considered disclosing the book value of the cold stacked rigs, as part of your impairment of long-lived assets disclosure.

Response: In response to the Staff’s comment, we propose to revise the disclosure in the fourth paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Critical Accounting Estimates — Property, Plant and Equipment” prospectively, in our Form 10-K for the fiscal year ending December 31, 2011, or as may be required in our quarterly reports on Form 10-Q, substantially as set forth below (the new or modified language is underlined for ease of reference).
     As of December 31, 2010 we had seven cold stacked rigs with an aggregate net book value of approximately $78.0 million. Of our cold stacked rigs, four were jack-up rigs consisting of three mat-supported rigs and one independent-leg, cantilevered rig (all in the GOM) and three were intermediate semisubmersible drilling rigs (two in the GOM and one in Malaysia). We performed an impairment review for each of these rigs using the methodology described above. Based on our analyses, we have concluded that these seven rigs were not subject to impairment at December 31, 2010.
3.	We note the assumptions and estimates you have identified as part of your probability-weighted cash flow analysis related to your evaluation of cold stacked rigs for impairment. Please clarify for us whether your undiscounted cash flow analysis, as prescribed by ASC 360-10-35-17, takes into account expenditures related to your rig equipment replacement and enhancement programs. Please clarify for us the basis for your determination if it does not. If it does take into account the expenditures, please clarify for us how the annual amount utilized compares to the historical spending for the cold stacked rigs under the programs.

Response: Our undiscounted cash flow analysis, as prescribed by ASC 360-10-35-17, does consider expenditures related to our rig replacement and enhancement programs. For each rig being evaluated for impairment, we include estimated annual capital expenditures for rig replacement and enhancement programs and each estimate is based on the historical expenditures for that rig.

In response to the Staff’s comment, we propose to revise the disclosure in the second paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Critical Accounting Estimates — Property, Plant and Equipment” prospectively, in our Form 10-K for the fiscal year ending December 31, 2011, or as may be required in our quarterly reports on Form 10-Q, substantially as set forth below (the new or modified language is underlined for ease of reference).
     We evaluate our property and equipment for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable (such as cold stacking a rig or excess spending over budget on a new-build or major rig upgrade). We utilize a probability-weighted cash flow analysis in testing an asset for potential impairment. Our assumptions and estimates underlying this analysis may include the following:
•	dayrate by rig;

•	utilization rate by rig (expressed as the actual percentage of time per year that the rig would be used);

•	the per day operating cost for each rig if active, ready-stacked or cold-stacked;

•	the estimated annual cost for rig replacements and/or enhancement programs;

•	the estimated maintenance, inspection or other costs associated with a rig returning to work;

•	salvage value for each rig; and

•	estimated proceeds that may be received on disposition of the rig.
Financial Statements, page 51
Note 1: General Information, page 58
Drilling and Other Property and Equipment, page 59
4.	We have reviewed your response to prior comment six. Please tell us how you have considered quantifying in the critical accounting policies section of your filing the amount of expenditures capitalized where the judgments, assumptions and estimates regarding capitalization were significant, and any other relevant information (e.g., any material items capitalized), to help financial statements users fully understand the impact from your accounting policy.

Response: In response to the Staff’s comments, we propose to clarify the disclosure in Note 1 under “Drilling and Other Property and Equipment” on page 59 of our 2010 Form 10-K prospectively, in our Form 10-K for the fiscal year ending December 31, 2011, substantially as set forth below (the new or modified language is underlined for ease of reference).
Drilling and Other Property and Equipment
     Our drilling and other property and equipment are carried at cost. We charge maintenance and routine repairs to income currently while replacements and betterments, which upgrade or increase the functionality of our existing equipment and that significantly extend the useful life of an existing asset, are capitalized. Costs incurred for major rig upgrades are accumulated in construction work-in-progress, with no depreciation recorded on the additions, until the month the upgrade is completed and the rig is placed in service. Upon retirement or sale of a rig, the cost and related accumulated depreciation are removed from the respective accounts and any gains or losses are included in our results of operations. Depreciation is recognized up to applicable salvage values by applying the straight-line method over the remaining estimated useful lives from the year the asset is placed in service. Drilling rigs and equipment are depreciated over their estimated useful lives ranging from three to 30 years.
In addition, we propose to clarify the disclosure in the first paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Critical Accounting Estimates — Property, Plant and Equipment” prospectively, in our Form 10-K for the fiscal year ending December 31,

2011, substantially as set forth below (the new or modified language is underlined for ease of reference).
     Property, Plant and Equipment. We carry our drilling and other property and equipment at cost. Maintenance and routine repairs are charged to income currently while replacements and betterments, which upgrade or increase the functionality of our existing equipment and that significantly extend the useful life of an existing asset, are capitalized. Significant judgments, assumptions and estimates may be required in determining whether or not such replacements and betterments meet the criteria for capitalization and in determining useful lives and salvage values of such assets. Changes in these judgments, assumptions and estimates could produce results that differ from those reported. During the year ended December 31, 2010, we capitalized $379.8 million in replacements and betterments of our drilling fleet, resulting from numerous projects ranging from $25,000 to $50 million per project. Depreciation is amortized up to applicable salvage values by applying the straight-line method over the remaining estimated useful lives.